PE 1/5/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

15008662

NO ACT

January 5, 2016

Act: 1934
Section:
Rule: 14a-8 (DDS)
Public
Availability: 1-5-16

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: United Parcel Service, Inc.

Dear Ms. Ising:

This is in regard to your letter dated January 4, 2016 concerning the shareholder proposal submitted by Zevin Asset Management, LLC on behalf of William Creighton for inclusion in UPS's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that UPS therefore withdraws its December 23, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Special Counsel

cc: Sonia Kowal
Zevin Asset Management, LLC
sonia@zevin.com

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 4, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *United Parcel Service, Inc.*
Shareowner Proposal of William Creighton
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 23, 2015, we requested that the staff of the Division of Corporation Finance concur that our client, United Parcel Service, Inc. (the "Company"), could exclude from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareowners a shareowner proposal (the "Proposal") and statements in support thereof submitted by Zevin Asset Management, LLC on behalf of William Creighton (the "Proponent").

Enclosed as Exhibit A is a letter, dated December 30, 2015, from Zevin Asset Management, LLC, a representative of the Proponent, withdrawing the Proposal on behalf of the Proponent. In reliance on this letter, we hereby withdraw the December 23, 2015 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8287, or Ryan Swift, the Company's Assistant Secretary, at (404) 828-8188 with any questions regarding this matter.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Ryan Swift, United Parcel Service, Inc.
Sonia Kowal, Zevin Asset Management, LLC

GIBSON DUNN

EXHIBIT A

From: Sonia Kowal [mailto:sonia@zevin.com]
Sent: Wednesday, December 30, 2015 2:53 PM
To: rswift@ups.com
Cc: Ising, Elizabeth A.; shareholderproposals@sec.gov
Subject: Withdrawal letter for Zevin resolution at UPS

Dear Ryan,

We are disappointed that we could not find common ground with UPS on the issue of the company's indirect lobbying as detailed in our shareholder proposal. However upon further review of the points raised in the no-action request letter and understanding the SEC's onerous workload, we are withdrawing our proposal. I am enclosing a letter withdrawing the resolution thus dropping one more decision from a busy SEC agenda. It is our hope that this conversation can continue even without a resolution on the table.

Regards,

Sonia

Sonia Kowal
President | Zevin Asset Management, LLC
11 Beacon Street, Suite 1125 | Boston, MA 02108
617.742.6666 x308 | sonia@zevin.com
www.zevin.com

Pioneers in Socially Responsible Investing

VIA ELECTRONIC MAIL

Ryan Swift
UPS Legal Department
55 Glenlake Parkway, N.E.
Atlanta, Georgia 30328

RE: Withdrawal of Shareowner Proposal

Dear Mr. Swift

This letter is confirmation that I hereby withdraw on behalf of Zevin Asset Management LLC the shareowner proposal on "Reviewing Lobbying at the Federal, State, Local levels" submitted to United Parcel Service, Inc (the "Company") for consideration at the Company's 2016 Annual Meeting of Shareowners. I understand that withdrawal of this proposal means that it will not be voted on by shareowners at the Company's 2016 Annual Meeting.

Sincerely,

Sonia Kowal
President
Zevin Asset Management, LLC.

12/30/15
Date

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

December 23, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *United Parcel Service, Inc.*
Shareowner Proposal of William Creighton
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, United Parcel Service, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareowners (collectively, the "2016 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof submitted by Zevin Asset Management, LLC on behalf of William Creighton (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved:** Shareholders request that the Board of Directors initiate a review and assessment of organizations in which UPS is a member or otherwise supports financially for involvement in lobbying on legislation at federal, state or local levels. A summary report of this review prepared at reasonable cost and omitting proprietary information should be reviewed by the Board Governance Committee and provided to shareholders.

The Proposal's supporting statement further "propose[s that] the review should":

1. Examine the philosophy, major objectives and actions taken by the organization supported;
2. Assess the consistency between our company's stated policies, principles, and Code of Conduct with those of the organization supported;
3. Determine if the relationship carries reputational or business risk that could have a negative impact on the company, its shareholders, or other stakeholders;
4. Evaluate management's rationale for its direct involvement in, or financial support of, the organization to determine if the support is in the long-term best interests of the company and its stakeholders;
5. Assess current and potential internal oversight and controls governing the use of corporate assets for political purposes.

The Proposal's whereas recitals indicate that the Proposal is about the Company's "indirect lobbying through trade associations and tax-exempt organizations" and accordingly seeks "[a] high level of transparency [to] ensure lobbying activities are consistent with stated corporate policies and values, thereby reducing reputational and business risk that potentially could alienate consumers, investors and other stakeholders." The whereas recitals specifically identify the Company's membership in and sponsorship of the tax-exempt American Legislative Exchange Council as a "partnership [that] may bring significant reputational and business risk to the company."

A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another shareowner proposal previously submitted to the Company that the Company intends to include in its 2016 Proxy Materials.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its 2016 Proxy Materials.

Rule 14a-8(i)(11) provides that a shareowner proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). When two substantially duplicative proposals are received by a company, the Staff has indicated that the company may exclude the later proposal, assuming that the company includes the earlier proposal in its proxy materials. *See Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *see also Pacific Gas and Electric Co.* (avail. Jan. 6, 1994).

The Proposal was received by the Company on September 1, 2015. *See* Exhibit A. However, before the Company received the Proposal, the Company received a proposal from Walden Asset Management, which was delivered to the Company on August 28, 2015 (the "Walden Proposal," and collectively with the Proposal, the "Proposals"). *See* Exhibits B and C, respectively. The Company intends to include the Walden Proposal in its 2016 Proxy Materials. The Walden Proposal states:

> **Resolved:** the shareholders of United Parcel Service ("UPS") request the Board prepare a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by UPS used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. UPS's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above[.]

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which UPS is a member.

"Direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or another relevant Board committee and posted on the company's website.

The standard that the Staff traditionally has applied for determining whether shareowner proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g., Union Pacific Corp.* (avail. Feb. 1, 2012, recon. denied Mar. 30, 2012) (concurring that a proposal requesting a report on political contributions and expenditures could be excluded as substantially duplicative of a proposal requesting a report on lobbying and grassroots lobbying); *Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's internal controls related to loan modifications, foreclosures and securitizations could be excluded as substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (avail. Mar. 23, 2009, recon. denied Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report "on the environmental damage that would result from the [c]ompany's expanding oil sands operations in the Canadian boreal forest" could be excluded as substantially duplicative of a proposal to adopt and report on goals "for reducing total greenhouse gas emissions from the [c]ompany's products and operations"); *Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family shareowner conflicts of interest with non-family shareowners could be excluded as substantially duplicative of a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

The principal thrust of both the Proposal and the Walden Proposal is the same, namely, providing greater transparency on the Company's lobbying activities—including membership in and payments to lobbying organizations—and the Company's oversight of and policies governing these activities:

- *Both Proposals request that the Board prepare a report to be provided to a committee of the Board and to either shareowners or the public.* The Proposal requests that "the Board of Directors initiate a review and assessment . . . [, and prepare a] summary report of this review . . . [to] be reviewed by the Board Governance Committee and provided to shareholders." The Walden Proposal similarly requests that "the Board prepare a report . . . [that] shall be presented to the Audit Committee or another relevant Board committee and posted on the company's website."

- *Both Proposals request that the Board report include information about lobbying organizations that the Company supports.* The Proposal states that the report should provide a summary of the Board's "review and assessment of organizations in which UPS is a member or otherwise supports financially for involvement in lobbying on legislation." The Walden Proposal likewise states that the report should disclose "[p]ayments by UPS used for . . . indirect lobbying," defined as "lobbying engaged in by a trade association or other organization of which UPS is a member," and disclose "UPS's membership in and payments to any tax-exempt organization that writes and endorses model legislation."

- *Both Proposals target the Company's lobbying activities at the local, state and federal levels.* The Proposal specifies that the Board's review and assessment of lobbying organizations in which the Company is a member or financially supports should include those organizations that "lobby[] on legislation at federal, state or local levels." The Walden Proposal also specifies that the Board should disclose the Company's payments for lobbying by an organization in which the Company is a member, "includ[ing] efforts at the local, state and federal levels."

- *Both Proposals also request that the Board report include information about management's role and internal oversight and controls with respect to the Company's lobbying activities.* The Proposal asks that the report "[e]valuate management's rationale for its direct involvement in, or financial support of," the lobbying organizations with which the Company is associated and "[a]ssess current and potential internal oversight and controls governing the use of corporate assets for political purposes." The Walden Proposal also asks that the report include a "[d]escription of the decision making process and oversight by management and the Board for making payments" for lobbying purposes.

The fact that the Proposal and the Walden Proposal share the same principal thrust is further evidenced by the language of their recitals and supporting statements:

- *Both Proposals express a desire for heightened transparency regarding the Company's lobbying activities in order to ensure that such activities are consistent with corporate values.* The Proposal states that "[a] high level of transparency helps ensure lobbying activities are consistent with stated corporate policies and values." The Walden Proposal likewise states that "[w]e believe in full disclosure of our company's lobbying activities and expenditures to assess whether our lobbying is consistent with UPS's expressed goals."

- *Both Proposals also express concern about whether the Company's lobbying activities further the best interests of the Company and its shareowners.* The Proposal notes that the report should "determine if the support [to a lobbying organization] is in the long-term best interests of the company and its stakeholders." Similarly, the Walden Proposal notes that "[w]e believe in full disclosure of our company's lobbying activities and expenditures to assess whether our lobbying is . . . in the best interests of shareholders."

- *Both Proposals are motivated, at least in part, by the Company's membership in and payments to the American Legislative Exchange Council.* For example, the Proposal observes that the "tax-exempt American Legislative Exchange Council (ALEC) has come under unique scrutiny due to its controversial and partisan public policy positions and the lobbying enabled by the organization through model legislation it provides and promotes. . . . UPS is a corporate board member of ALEC and funds its work." The Walden Proposal also observes that "UPS does not disclose or explain to investors its contributions to the highly controversial American Exchange Legislative Council [*sic*] (ALEC)." Both Proposals also state that several companies have disassociated themselves (listing some of the same companies) from ALEC because of its positions.

- *Both Proposals also emphasize the lack of transparency with respect to the Company's lobbying activities through trade associations.* For example, the Proposal states that "[i]nvestors are increasingly concerned about how companies lobby, . . . including indirect lobbying through trade associations." Similarly, the Walden Proposal states that the Company has improved its disclosures on political spending and lobbying, "but crucial information on UPS's payments used for lobbying through trade associations is still secret."

- *Both Proposals reference the Company's participation in trade associations that oppose the Environmental Protection Agency's Clean Power Plan.* For example, after noting that "UPS is a corporate board member of ALEC," the Proposal goes on to state that "earlier this year, ALEC initiated model legislation to block the EPA Clean Power Plan, which will set limits on carbon pollution from power plants." Similarly, the Walden Proposal notes that "UPS sits on the Board of the U.S. Chamber of Commerce" and that "[t]he Chamber is aggressively attacking the EPA on the new Clean Power Plan to address climate change."

Thus, the primary thrust and focus of both the Proposal and the Walden Proposal is increased transparency on the Company's lobbying activities—including membership in and payments to lobbying organizations—and the Company's oversight of and policies governing these activities. Therefore, the Proposal substantially duplicates the earlier-received Walden Proposal.

The Staff has concurred that a variety of proposals addressing lobbying are substantially duplicative for purposes of Rule 14a-8(i)(11) even where the terms and the breadth of the two proposals have been somewhat different. *See, e.g.*, *Johnson & Johnson* (avail. Feb. 23, 2012). The fact that the Proposal requests that the report summarize the Board's "review and assessment of organizations in which UPS is a member or otherwise supports financially for involvement in lobbying," including assessment of "internal oversight and controls governing the use of corporate assets for political purposes," whereas the Walden Proposal requests that the report disclose the Company's lobbying policies and procedures, expenditures for direct lobbying and grassroots lobbying communications, and Board and management oversight over lobbying expenditures in addition to "[p]ayments by UPS used for . . . indirect lobbying" and "UPS's membership in and payments to any tax-exempt organization that writes and endorses model legislation," does not meaningfully differentiate the Proposals. In *Johnson & Johnson*, the company received a proposal requesting that the board prepare a report describing the policies, procedures and outcomes of the company's legislative and regulatory public policy advocacy activities, to include disclosure of (1) how the company "identifies, evaluates and prioritizes public policy issues of interest," (2) the "outcomes of the [c]ompany's lobbying activities" and (3) how the outcomes impact the company's business and reputation. The company argued that this proposal substantially duplicated an earlier-received proposal, which requested that the board prepare a report disclosing the company's lobbying policies and procedures, lobbying expenditures, membership in organizations that write or endorse legislation and board and management oversight over lobbying expenditures. The Staff concurred with the exclusion of the later-received proposal under Rule 14a-8(i)(11).[1] *See also The Goldman Sachs Group, Inc.* (avail. Mar. 14, 2012) (concurring with the exclusion of a proposal requesting that the board report on its policies and procedures for identifying, evaluating and prioritizing public policy issues of interest to the company as substantially duplicative of an earlier-received proposal requesting disclosure of the company's lobbying policies and procedures, lobbying expenditures and membership in lobbying organizations); *Pfizer Inc.* (avail. Feb. 17, 2012) (concurring with the exclusion of a proposal requesting that the board report on the company's process for identifying and prioritizing lobbying activities as substantially duplicative of an earlier-received proposal requesting that the company publish in newspapers the company's political contributions and lobbying efforts).

The Proposal is similar to the later-received proposal in *Johnson & Johnson* in that it asks the Board to disclose the Company's rationale for supporting certain lobbying organizations and the impact of these relationships on the Company's business and reputation, and the Walden Proposal is virtually identical to the earlier-received proposal in *Johnson & Johnson*.[2] Thus, consistent with *Johnson & Johnson*, the Proposal substantially duplicates the earlier-received Walden Proposal. Although the Proposal and the Walden Proposal differ in their precise terms and breadth, both Proposals seek to provide greater transparency on the Company's lobbying activities—including membership in and payments to lobbying organizations—and the Company's oversight of and policies governing these activities.

Finally, shareowners would have to consider substantially the same matters if asked to vote on both the Proposal and the Walden Proposal. This would result from the Proposals' shared focus on providing greater transparency on the Company's lobbying activities—including membership in and payments to lobbying organizations—and the Company's oversight of and policies

---

[1] The earlier-received proposal was later withdrawn by the proponent, so the Staff considered an alternative basis for omission of the later-received proposal in *Johnson & Johnson (Recon.)* (avail. Mar. 2, 2012).

[2] The earlier-received proposal in *Johnson & Johnson* also was submitted by Walden Asset Management.

governing these activities. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Walden Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(11).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Ryan Swift, the Company's Assistant Secretary, at (404) 828-8188.

Sincerely,

Elizabeth A. Ising
Enclosures

cc: Ryan Swift, United Parcel Service, Inc.
Sonia Kowal, Zevin Asset Management, LLC

GIBSON DUNN

EXHIBIT A

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

August 27, 2015

Teri P. McClure
Corporate Secretary
United Parcel Service, Inc.
55 Glenlake Parkway, N.E.,
Atlanta, Georgia 30328

Re: Shareholder Proposal for 2016 Annual Meeting

Dear Ms. McClure:

Enclosed please find our letter filing the indirect lobbying review proposal to be included in the proxy statement of United Parcel Service, Inc. (the "Company") for its 2016 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We, as well as many other concerned stakeholders, continue to be concerned about our company's ties with ALEC, especially given the disconnect between our company's commitment to sustainability and responsiveness to climate change and the support of a partisan, anti-environmental organization. We are filing this proposal to ask our company to develop a discipline to evaluate relationships with organizations that lobby on our company's behalf.

We are filing on behalf of one of our clients, William Creighton (the Proponent), who has continuously held, for at least one year of the date hereof, 50 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2016 annual meeting of stockholders.

Zevin Asset Management, LLC is the lead filer for this proposal. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please forward any correspondence relating to this matter to Zevin Asset Management. Please confirm receipt of this proposal to me at 617-742-6666 x308 or via email at sonia@zevin.com.

Sincerely,

Sonia Kowal

Sonia Kowal
President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

REVIEW LOBBYING AT FEDERAL, STATE, LOCAL LEVELS

Whereas: Investors are increasingly concerned about how companies lobby at the federal, state and local levels, including indirect lobbying through trade associations and tax-exempt organizations. A high level of transparency helps ensure lobbying activities are consistent with stated corporate policies and values, thereby reducing reputational and business risk that potentially could alienate consumers, investors and other stakeholders.

The tax-exempt American Legislative Exchange Council (ALEC) has come under unique scrutiny due to its controversial and partisan public policy positions and the lobbying enabled by the organization through model legislation it provides and promotes. ALEC has been associated with contentious anti-immigration, voter identification and "Stand Your Ground," legislation. It has also opposed policies to combat climate change.

UPS is a corporate board member of ALEC and funds its work. We believe this partnership may bring significant reputational and business risk to the company.

For example, earlier this year, ALEC initiated model legislation to block the EPA Clean Power Plan, which will set limits on carbon pollution from power plants. Further, legislation inspired by ALEC's model "Electricity Freedom Act" calling for the repeal of state-level Renewable Portfolio Standards was presented to a number of state legislatures. In contrast, UPS is a leader in its commitment to address the environment and climate change.

In recent years, major corporations across a range of industries have disassociated themselves from ALEC, such as Shell, Coca-Cola, Google, Occidental Petroleum, Microsoft, John Deere, General Electric, General Motors, Johnson & Johnson, McDonald's, Medtronic, PepsiCo, Procter & Gamble, and Wal-Mart. Yet UPS has decided to continue as an ALEC supporter, and does not speak out on ALEC positions that violate our company's policies and values.

Resolved: Shareholders request that the Board of Directors initiate a review and assessment of organizations in which UPS is a member or otherwise supports financially for involvement in lobbying on legislation at federal, state or local levels. A summary report of this review prepared at reasonable cost and omitting proprietary information should be reviewed by the Board Governance Committee and provided to shareholders.

SUPPORTING STATEMENT

We propose the review should:

1. Examine the philosophy, major objectives and actions taken by the organization supported;
2. Assess the consistency between our company's stated policies, principles, and Code of Conduct with those of the organization supported;
3. Determine if the relationship carries reputational or business risk that could have a negative impact on the company, its shareholders, or other stakeholders;
4. Evaluate management's rationale for its direct involvement in, or financial support of, the organization to determine if the support is in the long-term best interests of the company and its stakeholders;
5. Assess current and potential internal oversight and controls governing the use of corporate assets for political purposes.

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

August 27, 2015

To Whom It May Concern:

Please find attached UBS Financial Services custodial proof of ownership statement of United Parcel Service, Inc (UPS) from William Creighton. Zevin Asset Management, LLC is the investment advisor to William Creighton and filed a shareholder resolution on indirect lobbying on William Creighton's behalf.

This letter serves as confirmation that William Creighton is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

August 27, 2015

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 50 shares of common stock in United Parcel Service, Inc. (UPS) owned by William Creighton.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of UPS and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that William Creighton is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to William Creighton and is planning to file a shareholder resolution on William Creighton's behalf.

Sincerely,

Kelley A. Bowker

Kelley A. Bowker
Assistant to Myra G. Kolton
UBS Financial Services, Inc.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

September 14, 2015

VIA OVERNIGHT DELIVERY AND EMAIL

Sonia Kowal
President
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108

Dear Ms. Kowal:

I am writing on behalf of United Parcel Service, Inc. (the "Company"), which received on September 1, 2015 a shareowner proposal entitled "Review Lobbying at Federal, State, Local Levels" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Shareowners (the "Proposal"). The Proposal was accompanied by a letter, dated August 27, 2015, indicating that the Proposal was filed by Zevin Asset Management ("Zevin") on behalf of William Creighton.

I. Intent to Hold Shares

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that a shareowner must provide the Company with a written statement that he, she or it intends to continue to hold at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting through the date of the shareowners' meeting at which the Proposal will be voted on by the shareowners. While your August 27, 2015 letter indicates that "[Mr. Creighton] intends to continue to hold the requisite number of shares through the date of the Company's 2016 annual meeting of stockholders," this statement is inadequate because it was not made by the shareowner, Mr. Creighton, and it is not clear whether Zevin is authorized to make this statement on Mr. Creighton's behalf. To remedy this defect, either (1) Mr. Creighton must submit a written statement that he intends to continue holding at least $2,000 in market value, or 1%, of the Company's securities through the date of the Company's 2016 Annual Meeting of Shareowners, or (2) Zevin must provide documentation that it is authorized to make such a statement on Mr. Creighton's behalf.

II. Authority to Submit the Proposal

In addition, your August 27, 2015 letter did not include any documentation demonstrating that Mr. Creighton has granted Zevin legal authority to submit the Proposal on his behalf as of the date that the Proposal was submitted (August 27, 2015). In order for the Proposal to be properly submitted by Mr. Creighton, you must provide a copy of Zevin's authorization from Mr. Creighton to submit the Proposal on his behalf.

III. Zevin's Ownership of Company Securities

Absent the documentation described in Section II, it would appear that the Proposal is being submitted to the Company by Zevin, in which case Zevin must provide the following: (i) sufficient proof of its own continuous ownership of at least $2,000 in market value, or 1%, of the Company's shares entitled to vote on the Proposal for at least one year as of the date that the Proposal was submitted (August 27, 2015) in one of the two manners described below (a written statement from the "record" holder of the shares or a copy of filings made with the SEC), and (ii) a written statement that Zevin intends to continue to hold at least $2,000 in market value, or 1%, of its own Company securities entitled to be voted on the Proposal at the meeting through the date of the Company's 2016 Annual Meeting of Shareowners.

With respect to (i) above, Rule 14a-8(b) under the Exchange Act provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that Zevin is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Zevin has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, Zevin must submit sufficient proof of Zevin's continuous ownership of the requisite number of Company shares for the one-year period preceding and including August 27, 2015, the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of Zevin's shares (usually a broker or a bank) verifying that Zevin continuously held the requisite number of Company shares for the one-year period preceding and including August 27, 2015; or

(2) if Zevin has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting Zevin's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Zevin continuously held the requisite number of Company shares for the one-year period.

If Zevin intends to demonstrate ownership by submitting a written statement from the "record" holder of Zevin's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether Zevin's broker or bank is a DTC participant by asking Zevin's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If Zevin's broker or bank is a DTC participant, then Zevin needs to submit a written statement from its broker or bank verifying that Zevin continuously held the requisite number of Company shares for the one-year period preceding and including August 27, 2015.

(2) If Zevin's broker or bank is not a DTC participant, then Zevin needs to submit proof of ownership from the DTC participant through which the shares are held verifying that Zevin continuously held the requisite number of Company shares for the one-year period preceding and including August 27, 2015. Zevin should be able to find out the identity of the DTC participant by asking the broker or bank. If Zevin's broker is an introducing broker, Zevin may also be able to learn the identity and telephone number of the DTC participant through its account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds Zevin's shares is not able to confirm Zevin's individual holdings but is able to confirm the holdings of Zevin's broker or bank, then Zevin needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including August 27, 2015, the requisite number of Company shares were continuously held: (i) one from Zevin's broker or bank confirming Zevin's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Ryan Swift, the Company's Assistant Secretary, at 55 Glenlake Parkway, N.E., Building 3, Floor 4, Atlanta, Georgia 30328. Alternatively, you may transmit any response by facsimile to Mr. Swift at (404) 828-6912.

If you have any questions with respect to the foregoing, please contact Mr. Swift at (404) 828-8188. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Elizabeth A. Ising

cc: Ryan Swift, United Parcel Service, Inc.

Enclosures

101993152.2

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant - such as an individual investor - owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

August 27, 2015

Re: Appointment of Zevin Asset Management, LLC

To Whom It May Concern:

By this letter I hereby authorize and appoint Zevin Asset Management, LLC (or its agents), to represent me in regard to my holdings of UPS in all matters relating to shareholder engagement – including (but not limited to):

- The submission, negotiation, and withdrawal of shareholder proposals
- Requesting letters of verification from custodians, and
- Attending and presenting at shareholder meetings

This authorization and appointment is intended to be durable, and forward-looking.

Zevin Asset Management, LLC is authorized to make statements on my behalf confirming intent to hold the requisite number of UPS shares through the date of UPS' 2016 meeting.

To a company receiving a shareholder proposal under this durable appointment and grant of authority, please consider this letter as both authorization and instruction to:

- Dialogue with Zevin Asset Management, LLC
- Comply with all requests/instructions in relation to the matters noted above
- Direct all correspondence, questions, or communication regarding same to Zevin Asset Management, LLC (address listed below)

Sincerely,

Signature

William Creighton
c/o Zevin Asset Management, LLC
11 Beacon St, suite 1125
Boston MA 02108

GIBSON DUNN

EXHIBIT B

Walden Asset Management
Advancing sustainable business practices since 1975

August 25, 2015

Ms. Teri P. McClure
Corporate Secretary
United Parcel Service, Inc.
55 Glenlake Parkway NE
Atlanta, GA 30328

Dear Ms. McClure:

Walden Asset Management holds at least 196,050 shares of United Parcel Service stock on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with approximately $2.7 billion in assets under management. We are pleased to be a long-term owner of United Parcel Service stock. We also believe United Parcel Service is a leader on many fronts on environmental, social and governance issues.

As we did last year, Walden Asset Management is filing this resolution with United Parcel Service seeking a review of your lobbying disclosure, policies and practices. We have written the company as well on your ongoing membership and support of ALEC and your role in the Chamber.

We are filing the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of United Parcel Service shares. Walden Asset Management will act as the primary filer of the resolution. We will be joined by other co-filers.

We have been a shareholder for more than one year holding over $2,000 of United Parcel Service shares and will continue to hold over $2,000 shares of United Parcel Service stock through the next annual meeting. Verification of our ownership position will be provided on request by our sub-custodian State Street Bank who is a DTC participant. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. We look forward to a meaningful dialogue with top management on this matter.

Sincerely,

Timothy Smith
Senior Vice President
Director of ESG Shareholder Engagement

282

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 Fax: 617.227.2690

UPS Lobbying Disclosure

Whereas, businesses have a recognized legal right to express opinions to legislators and regulators on public policy matters.

We believe in full disclosure of our company's lobbying activities and expenditures to assess whether our lobbying is consistent with UPS's expressed goals and in the best interests of shareholders.

Resolved: the shareholders of United Parcel Service ("UPS") request the Board prepare a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by UPS used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. UPS's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which UPS is a member.

"Direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or another relevant Board committee and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We appreciate UPS updating the website's disclosure on political spending and lobbying but crucial information on UPS's payments used for lobbying through trade associations is still secret.

UPS spent approximately $22.3 million in 2010 to 2014 on direct federal lobbying activities. (*Senate Reports*). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence legislation or regulation in states that do not require disclosure.

For example, UPS does not disclose or explain to investors its contributions to the highly controversial American Exchange Legislative Council (ALEC). UPS sits on ALEC's Private Enterprise Board and made a $25,000 contribution in 2011.

Over 100 companies have left ALEC because of its controversial positions including BP, Coca Cola, General Electric, Johnson & Johnson, McDonalds, Procter & Gamble, Shell, Unilever and Wal-Mart.

Finally, UPS sits on the Board of the U.S. Chamber of Commerce, which spent well over $1 billion lobbying since 1998. The Chamber is aggressively attacking the EPA on the new Clean Power Plan to address climate change. We urge UPS to utilize its role as a prominent Chamber Board member to challenge the Chamber's negative climate policy.

STATE STREET

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169-0938

www.statestreet.com

Date: August 31, 2015

To Whom It May Concern:

State Street Bank and Trust Company ("State Street") has acted as sub-custodian for Boston Trust & Investment Management Company (Boston Trust) since October 24, 2011. Walden Asset Management is the investment division of Boston Trust dealing with environmental, social and governance matter.

We are writing to confirm that Boston Trust has had beneficial ownership of a least $2,000 in market value of the voting securities of **United Parcel Service, Inc. (Cusip#911312106)** for more than one year.

State Street serves as the sub-custodian for Boston Trust and Investment Management Company. State Street is a DTC participant.

In witness hereof the individual signing below confirms to best of her knowledge that the above statements are true and accurate.

Sincerely,

Marc Iovine
Officer
Date: 8/31/2015

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